Exhibit 99.1
IFRS USD Press Release

Infosys (NYSE: INFY) announces results for the Quarter ended September 30, 2017

Bengaluru, India – October 24, 2017

1.	Highlights of financial results for the quarter and half year ended September 30, 2017

Q2 revenues grew sequentially by 2.9% in USD terms; 2.2% in constant currency terms

Q2 revenues grew 5.4% year-on-year in USD terms

Q2 operating margin at 24.2%, as compared to 24.1% in Q1 18

Q2 net margins improved to 21.2%, as compared to 20.4% in Q1 18

Q2 Basic EPS was $ 0.25, sequential growth of 7.0% and year-on-year growth of 7.3%

H1 year-on-year revenue growth at 5.7% in reported terms; 5.5% in constant currency terms

Liquid assets including cash and cash equivalents and investments were at $6,340 million as on September 30, 2017

Utilization excluding trainees at all-time high of 84.7%

Declared interim dividend of 13 per share, compared to an interim dividend of 11 per share in FY 17

FY 18 revenue guidance at 5.5%-6.5% in constant currency. Operating margin guidance unchanged at 23%-25%

Financial Highlights

Consolidated results under International Financial Reporting Standards (IFRS) for the quarter ended September 30, 2017

•	Revenues were $2,728 million for the quarter ended September 30, 2017
QoQ growth of 2.9% in reported terms; 2.2% in constant currency terms
YoY growth of 5.4% in reported terms; 4.6% in constant currency terms

•	Operating profit was $659 million for the quarter ended September 30, 2017 QoQ growth of 3.4%; YoY growth of 2.4%

•	Net profit was $578 million for the quarter ended September 30, 2017 QoQ growth of 7.0%; YoY growth of 7.3%

Consolidated results under International Financial Reporting Standards (IFRS) for the half year ended September 30, 2017

•	Revenues were $5,379 million for the half year ended September 30, 2017 YoY growth of 5.7% in reported terms; 5.5% in constant currency terms

•	Operating profit was $1,298 million for the half year ended September 30, 2017 YoY growth of 4.1%

•	Net profit was $1,119 million for the half year ended September 30, 2017 YoY growth of 6.6%

“We continue to focus on executing on the theme of software enabled services and on accelerating growth of our new services portfolio.” said U B Pravin Rao, Interim CEO and Managing Director. “During the quarter, we responded quickly to the management and Board changes through proactive communication with all stakeholders minimizing any negative impact to the business and allowing us to deliver growth across all our large industry units.”

“Our focus on improving operational efficiencies enabled us to deliver stable margins in the quarter and at the same time provide compensation increases and higher variable payouts to our employees.” said M. D. Ranganath, CFO. “We have taken several steps during the quarter towards our capital allocation policy covering 13,000 crore share buyback, coupled with interim dividend of 13 per share for enhancing shareholder returns.”

2.	Outlook for FY 2018

The Company’s outlook (consolidated) for the fiscal year ending March 31, 2018, under IFRS is as follows:

•	Revenues are expected to grow 5.5%-6.5% in constant currency*;

•	Revenues are expected to grow 6.5%-7.5% in USD terms based on the exchange rates as of September 30, 2017**

*FY 17 constant currency rates - AUD/USD – 0.75; Euro/USD – 1.09; GBP/USD – 1.30

**Currency rates as of September 30, 2017 - AUD/USD – 0.78; Euro/USD – 1.18; GBP/USD – 1.34

3.	Update on share buyback

The Board, at its meeting on August 19, 2017, approved a proposal for the Company to buyback its fully paid-up equity shares of face value of 5 each from the eligible equity shareholders of the Company for an amount not exceeding 13,000 crore (approximately $2 billion). The Buyback offer comprises a purchase of upto 113,043,478 Equity Shares aggregating upto 4.92% of the paid-up equity share capital of the Company at a price of 1,150 per Equity share. The buyback is proposed to be made from all eligible equity shareholders (including those who become equity shareholders as on the Record date by cancelling American Depository Shares and withdrawing underlying Equity shares) of the Company as on the Record Date (i.e. November 1, 2017) on a proportionate basis through the "Tender offer" route. The shareholders approved the said proposal of Buyback of Equity Shares through the postal ballot concluded on October 7, 2017. The Company has published a Public Announcement on October 10, 2017 for the buyback of its shares through a tender offer and has submitted the Draft Letter of Offer to regulatory authorities for their comments.

4.	Strategy Refresh

Over the past eight weeks, members of the management team and the Committee of Directors undertook a comprehensive strategy refresh exercise. With the objective of outlining a sharpened strategic direction, they reviewed all programs across the organization, accelerated execution plans and prioritized key areas of investments across the services and software portfolios.

An important outcome of the exercise is a reassertion that our strategic direction will continue to be driven with a portfolio of market relevant design, consulting and technology services, enabled by software. The successful execution of this strategy positions us as the partner our clients can count on to accelerate their digital transformation journey.

5.	CEO search and shareholder consultation

The process of identifying the next CEO and shareholder consultation outreach have been initiated and are progressing well.

6.	Review of Investigations

As previously indicated, the Chairman has conducted a review of all the external investigations into certain anonymous complaints the Company had previously received. The review covered a range of matters described below, including the acquisition of Panaya which was completed by the Company in February 2015 and the severance payments to the former CFO.

After careful consideration led by our Chairman, the Board reaffirms the previous findings of external investigations that there is no merit to the allegations of wrongdoing.

Mr. Nilekani, Chairman of the Board, said. “I believe that all stakeholders acted out of a strong passion for Infosys, wanting what they believed to be the best for the Company and to see it succeed. In light of my review of these matters, I am fully persuaded, as is the entire Board, that the conclusions of the independent investigations are correct. This Board and I are committed to the highest standards of professionalism and will deal promptly and decisively with any governance issues should they ever come up in the future.”

In certain respects, as the Board has previously noted, the severance payments to the Company’s former CFO could have been better handled, and the Company has identified opportunities for improvements in processes and practices, which have been implemented. While the disclosures in this regard were timely, based on the feedback received, the Company has since December 2016 adopted a practice of disclosing the severance payment to key managerial personnel (“KMP”) at the time of their departure, making the disclosures sooner than required. Additionally, the Company has now globally benchmarked its severance pay and revised its senior management employment contracts.

As previously noted, these external investigations were comprehensive and robust. The investigation conducted by Gibson, Dunn & Crutcher and Control Risks, neither of whom had any prior dealings with Infosys, also included a review of the previous two investigations conducted by Cyril Amarchand Mangaldas (“CAM”). They concluded that CAM’s two previous investigations were thorough and their findings and conclusions were reasonable and credible based on the evidence. Gibson Dunn’s investigation was led by Charles Stevens and Benjamin Wagner, both Presidentially-appointed former senior prosecutors in the U.S. Department of Justice, each with several decades of experience in investigating and prosecuting fraud and business crimes. The investigation involved interviews of over 50 witnesses globally, a review of company policies, Board minutes, public filings and internal documents, the collection, search and review by Gibson Dunn attorneys of many thousands of internal emails and attachments, the use of forensic accounting experts to analyze technical and financial information, the review of media accounts and public records in multiple countries, the review of the previous investigation reports issued by CAM and supporting documentation, and other investigative measures. No limitations or restrictions were placed on the investigating team from accessing information, and the Company and the relevant directors and employees cooperated fully.

Among other things, the review reaffirmed the conclusion of the independent investigation that there was no merit to the allegations of wrongdoing with respect to the acquisition of Panaya. The review also confirmed that the Company made appropriate and timely disclosures relating to severance payments to the former CFO at the end of the quarter of his resignation, and subsequently in the Company’s 20-F and Annual Report.

Unlike the practice followed in the past, the Company published the summary findings of these investigations, given the attention these matters had received. A copy of Gibson, Dunn & Crutcher's memorandum to the Audit Committee with the summary findings of the investigation is attached as an Annexure.

After careful re-consideration, the Company has concluded that publishing additional details of the investigation would inhibit the Company's ability to conduct effective investigations into any matter in the future. Confidentiality is critical to ensuring the candor and cooperation of whistleblowers and other participants in any investigative process. The precedent of releasing the full investigation reports could impair the cooperation of participants should the need for an investigation arise in the future.

Mr. Nilekani added, “As the Company moves forward to a more stable environment I am grateful to all the well-wishers of the Company, including Mr. Narayana Murthy, for their deeply held passion for Infosys. The Board will continue to represent the interest of all the shareholders. I would also like to acknowledge the leadership role Mr. Narayana Murthy has played in building this iconic institution and in corporate governance matters. Going forward, it is our endeavour to build a trusting relationship with Mr. Murthy.”

The Board notes that the questions and scrutiny in relation to these matters were fuelled in part by the strong feelings that various stakeholders have for the Company and its success. Questions were raised by stakeholders who have a deeply held passion for Infosys. The Board responded with equal passion and good faith.

The Board also firmly believes that it is time to put these issues to rest. It seeks the support of all stakeholders to look towards the future, and to collectively focus on strategy, operations, and growth.

7.	Business highlights

This quarter we acquired Brilliant Basics, a London-based product design and customer experience (CX) innovator known for its world-class Design Thinking-led approach and experience in executing global programs. This acquisition will enhance our digital capabilities to drive transformation solutions for clients.

We further enhanced our global footprint by opening a new office in the Netherlands. We also made good progress on our commitment to hire 10,000 American workers over the next two years, and announced that we will open our North Carolina Technology and Innovation Hub in Raleigh.

Our investments in new services, especially Cloud Ecosystem, Big Data and Analytics, API and Micro services, Data and Mainframe Modernization, Cyber Security and IoT Engineering Services are showing promising results. Over the past quarter, these offerings have seen increased traction with clients, and currently contribute 9.4% of our revenues in Q2 18.

In addition, the nature of our client engagements continues to evolve, as we explore new models and go-to-market approaches.

•	CMA CGM Group, a world leader in container shipping, entered into a seven-year partnership with us aimed at simplifying and transforming CMA CGM's IT applications while improving their customer service experience. As part of this agreement, Infosys will open a Development Center in Marseille and will also acquire CMA CGM’s Innovation and Delivery Center in Dubai.

•	Working with ATP, we announced the launch of the new ‘PlayerZone’ app and website, an extranet portal for ATP players, their support teams, coaches, and others in the ecosystem, which allows users to engage with each other and access information across a wide range of operational aspects related to life on Tour.

•	We launched a private cloud solution in collaboration with Micro Focus SUSE, a pioneer in open source software, providing software-defined data centre infrastructure and application delivery solutions. This solution will help businesses significantly accelerate their digital transformation journey by being hardware agnostic, enabling faster time to market through rapid adoption, providing faster delivery of services, and greater infrastructure agility and control.

•	Infosys and Adecco, a Fortune 500 company and a leading Global HR Solution Provider, are redefining the future of staffing through the co-creation of Adia - a Mobile-first, Cloud-based, end-to-end Digital Staffing Platform. Adia makes it possible for employers to find temporary staff for short term assignments and aims to revolutionise the industry by matching the demand and supply of talent across multiple industry segments including hospitality, events, logistics among several others. The platform is already live in six cities in Switzerland.

Our new software business continues to grow and contributed 1.6% to our revenue in Q2 18. We are leveraging offerings across Finacle, NIA, Edge, Panaya and Skava to streamline processes, drive business differentiation and elevate user experience for our clients.

•	In Q2, the EdgeVerve business delivered strong performance with 54 wins and 34 go-lives from both the Finacle and Edge suite of solutions across various markets.

•	Infosys NIA, our flagship Artificial Intelligence and Automation platform, continues its positive momentum and features in most large new deals. In addition, the platform has been used in many diverse business solutions including Loan Onboarding, Fraud Management, Demand Sensing, Predictive Costing, Contract Compliance, Procurement Automation and more. We are working with more than 100 clients on close to 200 engagements and see tremendous potential for the platform and business solutions going forward.

•	The AssistEdge RPA implementation at nbnTM was awarded the Winner in “RPA Excellence award for Customer Experience” at the AI and RPA for Enterprises event organized by IQPC Australia. The award recognizes key business outcomes delivered for nbnTM to support the scale required in year 2017.

•	Finacle continued to strengthen its position as a partner of choice for digital transformation and to enable new business models for banks. This quarter, Finacle announced three new Fintech partnerships with - Active.AI, to offer conversational banking services through chat and voice based interfaces across digital channels; Niki.ai, which offers a chat-based commerce platform for banking customers; and ToneTag, to offer a joint solution that will leverage sound wave technology to enable proximity payments and interactions. All these partners were on-boarded through the Finacle Connect Program.

•	Among key go-lives this quarter, Mediterranean Bank, a leading Maltese banks, went live on the Finacle Lending Module. The Bank replaced its existing lending solution with Finacle to provide a unified, consistent platform for its corporate customers. In yet another prominent implementation, DBS Hong Kong went live with the Finacle suite of solutions covering Deposits, Teller, Overdrafts, Clearing, ACH and Structured Products. The implementation program won the ‘Core Banking System Initiative of the year – Hong Kong’ in The Asian Banking and Finance awards 2017.

Infosys is very proud to be associated with the prestigious GST project which is the largest tax project of its kind in the world. The system has already demonstrated success across several parameters - till date 37 crore invoices have been uploaded on the system while the system is designed to handle 300 to 320 crore invoices every month. 70 lakh tax payers have successfully migrated to the new system and the country has recorded 25 lakh new registered taxpayers. Central and state level tax regimes have been integrated with all 29 States and 7 Union Territories successfully migrating onto this system. In addition, the system is able to manage 1 Lakh active users and saw peak loads during the last two days of filing, with 50% of the filings done in that timeframe and 70% of the collection achieved with just 25% of server utilization, demonstrating the system’s ability to manage scale.

Any large project of this scale, especially a transformative one like this has to deal with changes in both policy and stakeholder usability. Some of these modifications have resulted in rapid changes to the system particularly due to its integration with heterogeneous IT ecosystems including GST Suvidha Providers, Aadhar, Central Board of Excise and Customs and Model 1 states. Given the complex nature of the project and rapid change management, there have been several stakeholder concerns that have also been raised. Some of our finest engineers are supporting the GSTN team as they work towards resolving these and serving all stakeholders.

AWARDS & RECOGNITION

•	Infosys has been inducted into the prestigious Dow Jones Sustainability Indices (DJSI) and is now part of the DJSI World and DJSI Emerging Markets Indices
•	Infosys positioned as a Leader in Everest Group’s Life & Pensions (L&P) insurance AO PEAK MatrixTM
•	Infosys positioned as a Leader in Everest Group’s Insurance AO PEAK MatrixTM
•	Infosys positioned as a Leader in Winner’s Circle in the HfS Blueprint: Application Development and Management Services 2017
•	Infosys positioned as a Leader in Winner’s Circle in the HfS Blueprint: Energy Operations 2017
•	Infosys positioned as a Leader in Winner’s Circle in the HfS Blueprint: Application Testing Services 2017
•	Infosys positioned as a Leader in Winner’s Circle in the HfS Blueprint: IT Infrastructure Management and Enterprise Cloud
•	Infosys was awarded the Microsoft Platform Modernization Award and the World Wide Cloud & System Integrator Intelligent Cloud Alliance Partner at Microsoft Inspire 2017
•	Finacle positioned as a leader in digital banking offerings in the prestigious Forrester Wave: Digital Banking Engagement Platforms 2017
•	Finacle was positioned as a Leader for the 10th time in Gartner’s Magic Quadrant - Global Retail Core Banking 2017

About Infosys Ltd.

Infosys is a global leader in technology services and consulting. We enable clients in 45 countries to create and execute strategies for their digital transformation. From engineering to application development, knowledge management and business process management, we help our clients find the right problems to solve, and to solve these effectively. Our team of 198,000+ innovators, across the globe, is differentiated by the imagination, knowledge and experience, across industries and technologies that we bring to every project we undertake.

Visit www.infosys.com to see how Infosys (NYSE: INFY) can help your enterprise thrive in the digital age.

Safe Harbor

Certain statements mentioned in this release concerning our future growth prospects are forward-looking statements regarding our future business expectations intended to qualify for the 'safe harbor' under the Private Securities Litigation Reform Act of 1995, which involve a number of risks and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in earnings, fluctuations in foreign exchange rates, our ability to manage growth, intense competition in IT services including those factors which may affect our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, industry segment concentration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks or system failures, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which Infosys has made strategic investments, withdrawal or expiration of governmental fiscal incentives, political instability and regional conflicts, legal restrictions on raising capital or acquiring companies outside India, and unauthorized use of our intellectual property and general economic conditions affecting our industry. Additional risks that could affect our future operating results are more fully described in our United States Securities and Exchange Commission filings including our Annual Report on Form 20-F for the fiscal year ended March 31, 2017. These filings are available at www.sec.gov. Infosys may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company's filings with the Securities and Exchange Commission and our reports to shareholders. The company does not undertake to update any forward-looking statements that may be made from time to time by or on behalf of the company unless it is required by law.

Contact

Investor Relations	Sandeep Mahindroo +91 80 3980 1018 Sandeep_Mahindroo@infosys.com
Media Relations	Sarah Vanita Gideon +91 80 4156 3998 Sarah_Gideon@infosys.com	Chiku Somaiya +1 7136706752 Chiku.Somaiya@infosys.com

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Balance Sheets as of

(Dollars in millions except equity share data)

	September 30, 2017	March 31, 2017
ASSETS
Current assets
Cash and cash equivalents	3,575	3,489
Current investments	1,857	1,538
Trade receivables	2,056	1,900
Unbilled revenue	633	562
Prepayments and other current assets	797	749
Derivative financial instruments	1	44
Total current assets	8,919	8,282
Non-current assets
Property, plant and equipment	1,814	1,807
Goodwill	580	563
Intangible assets	107	120
Investment in associate	–	11
Non-current investments	945	984
Deferred income tax assets	111	83
Income tax assets	956	881
Other non-current assets	119	123
Total non-current assets	4,632	4,572
Total assets	13,551	12,854
LIABILITIES AND EQUITY
Current liabilities
Trade payables	82	57
Derivative financial instruments	10	–
Current income tax liabilities	700	599
Client deposits	2	5
Unearned revenue	306	274
Employee benefit obligations	228	209
Provisions	64	63
Other current liabilities	1,025	954
Total current liabilities	2,417	2,161
Non-current liabilities
Deferred income tax liabilities	29	32
Other non-current liabilities	21	24
Total liabilities	2,467	2,217
Equity
Share capital- 5 ($0.16) par value 2,400,000,000 (2,400,000,000) equity shares authorized, issued and outstanding 2,286,087,194 (2,285,655,150), net of 10,901,258 (11,289,514) treasury shares as of September 30, 2017 (March 31, 2017), respectively	199	199
Share premium	592	587
Retained earnings	12,571	12,190
Cash flow hedge reserve	(1)	6
Other reserves	108	–
Other components of equity	(2,385)	(2,345)
Total equity attributable to equity holders of the company	11,084	10,637
Non-controlling interests	–	–
Total equity	11,084	10,637
Total liabilities and equity	13,551	12,854

Infosys Limited and subsidiaries

Unaudited Condensed Consolidated Statements of Comprehensive Income

(Dollars in millions except share and per equity share data)

	Three months ended September 30, 2017	Three months ended September 30, 2016	Six months ended September 30, 2017	Six months ended September 30, 2016
Revenues	2,728	2,587	5,379	5,088
Cost of sales	1,743	1,638	3,435	3,231
Gross profit	985	949	1,944	1,857
Operating expenses:
Selling and marketing expenses	132	134	269	271
Administrative expenses	194	171	377	340
Total operating expenses	326	305	646	611
Operating profit	659	644	1,298	1,246
Other income, net	137	114	263	226
Share in associate's profit / (loss)	–	(1)	–	(1)
Write-down of investment in associate	–	–	(11)	–
Profit before income taxes	796	757	1,550	1,471
Income tax expense	218	218	431	421
Net profit	578	539	1,119	1,050
Other comprehensive income
Items that will not be reclassified subsequently to profit or loss:
Re-measurements of the net defined benefit liability/asset	1	(6)	1	(9)
Cumulative impact on reversal of unrealized gain on quoted debt securities on adoption of IFRS 9	–	–	–	(5)
Equity instruments through other comprehensive income, net	–	–	–	–
Items that will be reclassified subsequently to profit or loss:
Fair value changes on investments, net	2	–	6	–
Fair value changes on derivatives designated as cash flow hedge, net	3	–	(7)	–
Foreign currency translation	(107)	119	(47)	(54)
Total other comprehensive income, net of tax	(101)	113	(47)	(68)
Total comprehensive income	477	652	1,072	982
Profit attributable to:
Owners of the Company	578	539	1,119	1,050
Non-controlling interests	–	–	–	–
	578	539	1,119	1,050
Total comprehensive income attributable to:
Owners of the Company	477	652	1,072	982
Non-controlling interests	–	–	–	–
	477	652	1,072	982
Earnings per equity share
Basic ($)	0.25	0.24	0.49	0.46
Diluted ($)	0.25	0.24	0.49	0.46
Weighted average equity shares used in computing earnings per equity share
Basic	2,285,865,361	2,285,641,710	2,285,762,186	2,285,632,081
Diluted	2,287,526,183	2,285,949,303	2,287,882,534	2,285,875,988

NOTE:

1.	The unaudited Condensed Consolidated Balance sheets and Condensed Consolidated Statements of Comprehensive Income for the three months and six months ended September 30, 2017 have been taken on record at the Board meeting held on October 24, 2017

2.	A Fact Sheet providing the operating metrics of the company can be downloaded from www.infosys.com

3.	During the quarter ended June 30, 2017, the Company has written down the entire carrying value of the investment in its associate DWA Nova LLC, an Infosys Innovation Fund Investment. The impact of write down on Q1 18 net profit is $11 million

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1881 Page Mill Road
Palo Alto, CA 94304-1211
Tel 650.849.5300
www.gibsondunn.com

Memorandum

To: Infosys Audit Committee

From: Charles J. Stevens
Benjamin Wagner

Date: June 19, 2017

Re: Audit Committee's Investigation of 2017 Whistleblower Allegations -- Summary

---

In March 2017, the Audit Committee of the Board of Directors of Infosys Limited retained Gibson Dunn and Control Risks ("the Investigating Firms") to conduct an internal investigation into allegations in two anonymous whistleblower complaints made to the Securities and Exchange Board of India on February 12 and February 19, 2017 ("the Complaints"). In brief, the Complaints alleged that:

- there were improprieties in connection with the Company's acquisitions of Panaya, Inc. and Skava Systems Private Ltd. in 2015;
- the CEO requested that improper deals be made with customers;
- the Mergers and Acquisitions team acted without securing proper approvals; and
- the CEO received inappropriate compensation and incurred excessive expenses relating to travel, security and the Palo Alto office.

The Complaints also included allegations relating to the departure of the former CFO that were previously investigated by the Indian law firm Cyril Amarchand Mangaldas ("CAM") in 2015 and 2016, and questioning the findings and conclusions in the CAM reports in those investigations.

Gibson Dunn is an international law firm of 1,300 lawyers in 20 offices around the world, which is recognized for its expertise in conducting internal investigations. Gibson Dunn's investigation team consisted of seven attorneys in its California and Singapore offices, led by Charles Stevens and Benjamin Wagner. Mr. Stevens and Mr. Wagner were both Presidentially-appointed senior prosecutors in the U.S. Department of Justice, with decades of experience in investigating and prosecuting fraud and business crimes. Mr. Stevens was appointed by President Clinton, and Mr. Wagner by President Obama. Control Risks is an independent, global risk consultancy specializing in expert analysis and in-depth investigations. Control Risks' efforts were led by Steve Blum and Ben Cohen, who are both Certified Public Accountants and Certified Fraud Examiners with significant experience in corporate compliance, forensic accounting, and fraud. Their efforts were supported by their firm's Business Intelligence Practice Group as well as other colleagues with expertise in transaction valuations and computer forensic analysis.

Beijing • Brussels • Century City • Dallas • Denver • Dubai • Frankfurt • Hong Kong • Houston • London • Los Angeles • Munich
New York • Orange County • Palo Alto • Paris • San Francisco • São Paulo • Singapore • Washington, D.C.

GIBSON DUNN

June 19, 2017
Page 2

As we described to you in our briefing to the Audit Committee, the Investigating Firms conducted a detailed and extensive independent investigation into the new allegations raised in the February 2017 whistleblower Complaints. The Investigating Firms also reviewed the two previous investigations completed by CAM in 2016, and investigated several matters bearing on the adequacy of those investigations. The investigation involved interviews of over 50 witnesses in India, the United States, and elsewhere, the review of company policies, Board minutes, public filings and internal documents, the collection, search and review by Gibson Dunn attorneys of many thousands of internal emails and attachments, the use of forensic accounting experts to analyze technical and financial information, the review of public filings and media accounts in multiple countries, the review of the CAM reports and supporting documentation, and other investigative measures. No limitations or restrictions were placed on our access to information, and the company and its directors and employees cooperated fully.

As described in detail during our discussion with the Audit Committee, we found no evidence whatsoever to support any of the new allegations in the Complaints regarding wrongdoing by the company or its directors and employees, and those allegations were rebutted by substantial and credible evidence.

- We found no evidence supporting the whistleblower's allegations regarding the acquisitions – there were no conflicts of interest or kickbacks, required approvals for the acquisitions were obtained, thorough due diligence was conducted, the valuations of the target companies done by an outside financial advisor were reasonable, and the purchase prices were within the range of values determined by that advisor.
- We found no evidence of inappropriate contracting.
- We found no evidence that the Mergers and Acquisitions team failed to obtain appropriate approvals.
- We found no evidence that the CEO received excessive variable compensation or incurred unreasonable expenses for security, travel and the Palo Alto office.

We also concluded that CAM's two previous investigations were thorough, and that their findings and conclusions were reasonable and credible based on the evidence.